Exhibit 99.1

Nevada Geothermal Power Inc Provides Progress Report on Blue Mountain Resource and Faulkner 1 Debt Financing

Vancouver, B.C. (March 4, 2010), Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP, OTCBB: NGLPF) announced today that interim power production from the Faulkner 1 geothermal plant has been increased from 13 MW (net) to 26 MW (net) with permanent cables installed to Turbine Generator Units One and Three. Cable repairs are expected to be fully completed to Unit Two and other electrical equipment on or before March 10, 2010 allowing the plant to be fully operational.

Newly drilled and tested, deep injection wells, 55-15 and 58-11, will allow production levels to be increased to between 36-40 MW (net) shortly after the Faulkner 1 plant is returned to full service.

New production Well 91-15, drilled to 8359 feet, is currently undergoing flow tests. Production pipeline and electrical service connections will take approximately 2 ½ months to complete. Thus plant output is expected to be significantly greater than 40 MW (net) by June 30, 2010.

Additional development drilling is continuing to test a target area southwest of the current production field.

John Hancock and the US Department of Energy (DOE) are continuing with their due diligence process to support a 20-year term senior debt financing and a related DOE Loan Guarantee. The results from the three new completed wells (55-15, 58-15 and 91-15) are to be incorporated into a resource update report by GeothermEx, Inc. which is a necessary component of the due diligence review. Thus, the expected date to complete the permanent financing is now the end of March, 2010.

Funding for all of the work described above is in hand and the program is within budget.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an emerging renewable energy producer and developer focused on producing clean, efficient and sustainable geothermal electric power from high temperature geothermal resources, in the United States. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada, and Crump Geyser, Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of over 200 MW from the current leaseholds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO http://www.nevadageothermal.com

Investor Inquiries:

Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," “estimates," "expects," "plans," "intends," "potential" and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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